THIS NON-COMPETITION AGREEMENT

is made as of the 2 day of November 2021

This NON-COMPETITION AGREEMENT (the "Agreement") is made and entered into as of the 2 day of November 2021, by and among RG IL I, LLC and RG IL II, LLC, Illinois Limited Liability Companies ("Purchasers") and DIANE HUGHES ("Hughes").

W I T N E S S E T H

WHEREAS:

A. Purchasers have acquired substantially all of the operating assets of Blue Funeral Home, 1704 N. Court Street, Marion IL and 812 S. Broadway, Goreville, IL; Mitchell Hughes Funeral Home, 800 North Market Street, Marion, IL and Johnson Hughes Funeral Home, 201 S. 13th Street, Herrin IL (collectively the "Businesses"), pursuant to an Asset Purchase Agreement entered of even date herewith (the "ASSET PURCHASE AGREEMENT") by and among Blue Funeral Homes, LLC, and Larry G. Hughes, LTD, Illinois Limited Liability Companies, Diane Hughes, Trustee of Larry G. Hughes Trust, and Diane Hughes, Trustee of Diane Hughes Trust as the Sellers, and the Purchasers as the buyer; and

B. Hughes is the principal involved in the ownership and operation of the Businesses and have been instrumental in its success; and

C. As a condition of the Asset Purchase Agreement, Hughes has agreed to grant to Purchasers a covenant not to compete with Purchasers (the "COVENANT") in accordance with the terms of this Agreement.

IN CONSIDERATION of the premises and of the mutual covenants, agreements, representations, warranties, benefits and obligations contained in this Agreement, and of other good and valuable consideration (the receipt and sufficiency of which being hereby acknowledged), the parties hereto agree as follows:

1. Hughes hereby covenants with the Purchasers that from the date of Closing, as set forth in the Asset Purchase Agreement, and for a period of six (6) years, Hughes shall not (except as otherwise specifically permitted herein), directly or indirectly, for Hughes' own account, or as a partner, member, employee, advisor or agent of any partnership or joint venture, or as a trustee, officer, director, shareholder, employee, advisor or agent of any corporation, trust, or other Business organization or entity, own, manage, join, participate in, encourage, support, finance, be engaged in, have an interest in, give financial assistance or advice to, permit Hughes' name to be used in connection with or be concerned in any way in the ownership, management, operation or control of, or be connected in any manner with any Businesses which is or may be in the funeral, cemetery, or preneed businesses that is located within fifty (50) miles of the Businesses.

2. As consideration for the Covenant, the Purchasers shall pay the Diane Hughes Trust $400,000, payable in equal twenty-four (24) quarterly installments, over six (6) years, by prepaid

US postage, as follows: Diane Hughes Trust, PO Box 12, Marion, Illinois, 62959. If Purchasers commit a default under this Agreement and fail to cure within thirty (30) days notice to Purchaser at Remembrance Group, PO Box 2589, Naples FL, 34106. Hughes shall be free to compete against the Purchasers and the remaining balance under this Agreement shall all be due. If Hughes predeceases the completion of this Covenant, then any remaining scheduled payments shall be paid to the Diane Hughes Trust.

3. Hughes has agreed that during the term of this Covenant, any installment due under the Note shall be subject to certain preneed shortfall amounts and reimbursements for certain Preneed Contracts, as defined in Section 5.8 of the Asset Purchase Agreement and reflected in Schedule C of the Asset Purchase Agreement (collectively "SHORTFALL OBLIGATIONS"). Before any amount is deducted and applied to a Shortfall Obligation, the Purchasers shall notify the Hughes in writing showing the calculations for the Shortfall Obligation amount and allow Hughes twenty (20) days to provide any details as to the Shortfall Obligation, including any available insurance or trust associated with the Shortfall Obligation. If the amount of the Shortfall Obligation is greater than the deducted installment, the difference shall be deducted from remaining installment(s) until such Shortfall Obligation is satisfied.

4. In the event Purchasers believes that the Hughes has breached or threatened to breach the Covenant, Purchasers shall provide Hughes with written notice detailing what it believes to be the breach. The written notice shall further notify Hughes that she must cure such breach within thirty (30) days of receipt of notice or be in default. If the breach is cured to the reasonable satisfaction of the Purchasers within thirty (30) days thereafter, and the Purchasers receives reasonable assurances from Hughes that no other breaches of the Covenant are likely to occur, such breach by Hughes shall be deemed cured.

5. The parties also agree that the monetary damages that the Purchasers may recover at law for any actual or threatened breach of this Agreement by Hughes would be inadequate and that, in the event of such actual or threatened breach, in addition to any other remedy available to it, the Purchasers shall be entitled to specific performance hereof, injunctive relief, or both, by temporary or permanent injunction or other appropriate judicial remedy, writ or order.

6. In the event that Purchasers make an indemnification claim against the Sellers under the Asset Purchase Agreement and a final determination is reached resulting in Sellers owing Purchasers, Purchasers may offset that indemnification liability dollar-for-dollar by any amounts Purchasers owes Hughes hereunder.

7. Hughes acknowledges that the Purchasers are entering into this Agreement and the related Asset Purchase Agreement in reliance upon this Covenant. Hughes further acknowledges and agrees that the Covenant is necessary and fundamental to these Businesses being purchased by the Purchasers in Illinois.

8. If any portion of this Covenant is held to be unreasonable, arbitrary or against public policy by a court of law, provisions of this Agreement shall be considered divisible both as to time and as to geographical areas; and each month of each year of the specified period shall be deemed to

be a separate period of time. In the event any court determines the specified time period or geographical area to be unreasonable, arbitrary or against public policy, the lesser time period or geographical area, which is determined by the court to be reasonable, non-arbitrary and not against public policy may be enforced.

9. This Agreement will be deemed to be a contract made under the laws of the State of Illinois, and for all purposes will be governed by and interpreted in accordance with the laws prevailing in the State of Illinois, without regard to principles of conflict of laws. Venue shall be proper only in the Circuit Court of Williamson County, Illinois or the Federal District Court of Southern Illinois.

10. This Agreement will inure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and assigns.

11. This Agreement is subject to the occurrence of the closing under the Asset Purchase Agreement. In the event such closing does not occur, this Agreement shall be void.

12. Time shall be considered the essence of this Agreement.

EXECUTED as of the day and year first above written.

PURCHASERS:

RG IL I, LLC
An Illinois Limited Liability Company

By: ______________________
Dennis L. Smith, *its President*

RG IL II, LLC
An Illinois Limited Liability Company

By: ______________________
Dennis L. Smith, *its President*

HUGHES:

DIANE HUGHES

____
Diane Hughes